Exhibit 12.1

Pennsylvania Real Estate Investment Trust

Statement of Computation of Ratio of Fixed Charges and Preferred Dividends to Earnings

	For the nine months ended September 30, 2008	For the year ended December 31,
(dollars in thousands)		2007	2006	2005	2004	2003
Income before allocation to minority interests and income from investments in unconsolidated joint ventures	$(18,894)	$14,060	$26,501	$48,063	$48,278	$40,009

Plus fixed charges:
Interest expense (including amortization of finance charges)	80,817	98,860	96,382	81,907	72,314	35,318
Capitalized interest	11,584	16,259	9,640	2,798	1,463	1,394
Interest within rental expense	958	1,356	1,397	1,439	800	368
Preferred dividends	—	7,941	13,613	13,613	13,613	1,533

Total Fixed Charges and Preferred Dividends	93,359	124,416	121,032	99,757	88,190	38,613

Plus amortization of capitalized interest	567	315	182	155	128	74

Plus distributed income of investments in unconsolidated joint ventures	6,391	8,985	10,120	9,052	6,275	9,332

Less capitalized interest	(11,584)	(16,259)	(9,640)	(2,798)	(1,463)	(1,394)

Less preferred dividends	—	(7,941)	(13,613)	(13,613)	(13,613)	(1,533)

Total Earnings	69,839	123,576	134,582	140,616	127,795	85,101

Total Fixed Charges and Preferred Dividends	93,359	124,416	121,032	99,757	88,190	38,613

Total Earnings	69,839	123,576	134,582	140,616	127,795	85,101

Ratio of Total Fixed Charges and Preferred Dividends to Earnings	1.34	1.01	0.90	0.71	0.69	0.45